[LETTERHEAD OF KPMG LLP]




January 12, 2005


Securities and Exchange Commission

Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for 1st State Bancorp, Inc. and, under the date of November 17, 2004, we reported on the consolidated financial statements of 1st State Bancorp, Inc. as of and for the years ended September 30, 2004 and 2003. On January 7, 2005, our appointment as principal accountants was terminated. We have read 1st State Bancorp, Inc.'s statements included under
Item 4 of its Form 8-K dated January 7, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the description of the appointment by the Audit Committee of McGladrey & Pullen, LLP.

Very truly yours,

/s/ KPMG LLP